ATHEROS COMMUNICATIONS, INC.

5480 Great America Parkway

Santa Clara, CA 95054

March 10, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Attn: Jay Mumford

Re:	Atheros Communications, Inc.

Annual Report on Form 10-K

Filed on February 13, 2009

File No. 000-50534

Ladies and Gentlemen:

Atheros Communications, Inc. (“Atheros” or the “Company”) is responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 9, 2010. Set forth below is the Company’s response to the Staff’s comment. The response corresponds to the heading and numbered comment in the letter from the Staff.

Item 11.     Executive Compensation

Cash Bonuses, page 16

1.	While we note your response to prior comment 2, please note that if you omit the corporate performance objectives in reliance upon Instruction 4 to Regulation S-K Item 402(b), you are required to provide us with a detailed explanation that supports your position. As mentioned in prior comment 1, you may refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance in preparing your response. Merely stating that you will disclose the corporate performance objectives if (i) the cash bonuses that relate to such objectives are paid; and (ii) relate to measures derived from financial statement line items or other publicly disclosed figures does not satisfy your disclosure obligation under Regulation S-K Item 402(b)(2)(v). Therefore, we reissue the comment.

Securities and Exchange Commission

March 10, 2010

Response: The Company respectfully notes the Staff’s comment. In future filings the Company will disclose the targets for each performance metric related to executive compensation as required by Regulation S-K Item 402(b)(2)(v). In the event the Company believes that disclosure of such information would result in competitive harm such that it may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide the Staff with a detailed explanation supporting its conclusion. If the Company omits such information, then it will provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b).

***

Atheros Communications, Inc. acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (408) 773-5395. Comments can also be sent via facsimile at (408) 773-9909.

Very truly yours,

/s/ Bruce P. Johnson
Bruce P. Johnson
Associate General Counsel

cc:	Ms. Celia Soehner

Mr. Jack R. Lazar

Ms. Allison Leopold Tilley